UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68998

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLEARSIGHT CAPITAL ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 TYSONS BLVD., SUITE 710
(No. and Street)

MCLEAN	VA	22102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOEL KALLETT (703) 672-3101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PRKWY, SUITE 1100	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOEL KALLETT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLEARSIGHT CAPITAL ADVISORS, INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

My Commission Expires April 20, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLEARSIGHT CAPITAL ADVISORS, INC.

Financial Statements
For the Year Ended December 31, 2017
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Clearsight Capital Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Clearsight Capital Advisors, Inc.
(the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's
equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to
as the "financial statements"). In our opinion, the financial statements present fairly, in all material
respects, the financial position of the Company as of December 31, 2017, and the results of its operations
and its cash flows for the year then ended in conformity with accounting principles generally accepted in
the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on the Company's financial statements based on our audits. We are a public
accounting firm registered with the Public Company Accounting Oversight Board (United States)
("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S.
federal securities laws and the applicable rules and regulations of the Securities and Exchange
Commission and the PCAOB. We have served as the company's auditor since 2011.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we
plan and perform the audit to obtain reasonable assurance about whether the financial statements are free
of material misstatement, whether due to error or fraud. The Company is not required to have, nor were
we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we
are required to obtain an understanding of internal control over financial reporting but not for the purpose
of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.
Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial
statements, whether due to error or fraud, and performing procedures that respond to those risks. Such
procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the
financial statements. Our audit also included evaluating the accounting principles used and significant
estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in
conjunction with the audit of the Company's financial statements. The supplemental information is the
responsibility of the Company's management. Our audit procedures included determining whether the
information in Schedules I, II and III reconciles to the financial statements or the underlying accounting
and other records, as applicable, and performing procedures to test the completeness and accuracy of the
information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 7, 2018
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

CLEARSIGHT CAPITAL ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets

Cash and cash equivalents	$	2,595,128
Prepaid expenses and other assets		9,495
Total Assets	$	2,604,623

Liabilities and Stockholder's Equity

Liabilties		
Accounts payable	$	8,294
Due to parent		111,836
Total Liabilities		120,130
Stockholder's Equity		2,484,493
Total Liabilities and Stockholder's Equity	$	2,604,623

See accompanying notes.

CLEARSIGHT CAPITAL ADVISORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues		
Investment banking	$	11,746,870
Total revenues		11,746,870
Expenses		
Compensation and benefits		6,037,956
Occupancy and equipment		88,160
IT, data and communications		67,316
Professional services		38,110
Licenses and registration		25,708
Other operating expenses		7,052
Total expenses		6,264,302
Net Income	$	5,482,568

CLEARSIGHT CAPITAL ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Total
Balance, January 1, 2017	$ 921,925
Net income	5,482,568
Distributions	(3,920,000)
Balance, December 31, 2017	$ 2,484,493

See accompanying notes.

4

CLEARSIGHT CAPITAL ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:		
Net income	$	5,482,568
Adjustments to reconcile net income to net cash provided by operations:		
Change in prepaid expenses and other assets		(1,276)
Change in accounts payable		2,721
Change in due to parent		(565,811)
Net cash provided by operating activities:		4,918,202
Cash flows from financing activities:		
Distributions		(3,920,000)
Net cash used by financing activities:		(3,920,000)
Net increase in cash:		998,202
Cash Balance:		
Beginning of period		1,596,926
End of period	$	2,595,128

See accompanying notes.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Clearsight Capital Advisors, Inc. (the "Company"), a Delaware corporation, was organized in September 2011 and became a broker-dealer in May 2012. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary business is investment banking services and it operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from offices located in McLean, Virginia, and its customers are located throughout the United States.

The Company is wholly-owned by Clearsight Advisors, Inc. ("Parent" or "Stockholder").

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank account in a high credit quality institution. Balances at times may exceed federally insured limits.

Income Taxes: The Company has elected S corporation status for income tax reporting purposes. Income or losses of the Company flow through to the Stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 1–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and, based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

Revenue Recognition: Fees are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

New Accounting Pronouncements: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE 2–NET CAPITAL

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a percentage of aggregate indebtedness to net capital that shall not exceed 1500%. At December 31, 2017, the Company had net capital of $2,474,998 which was $2,466,989 in excess of its required net capital of $8,009 and its percentage of aggregate indebtedness to net capital was 4.85%

NOTE 3–RELATED PARTIES

The Company has an expense sharing agreement with its Parent. Under the terms of this agreement, the Company pays the Parent for personnel services, occupancy and other administrative costs provided to the Company. The amount expensed under the arrangement for the year ended December 31, 2017 was approximately $6,195,000. The balance due to the Parent on the accompanying statement of financial condition arose from this services agreement.

NOTE 4-CONCENTRATION

Approximately 74% of the Company's revenue earned during 2017 was from four customers.

NOTE 5-CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2017.

CLEARSIGHT CAPITAL ADVISORS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2017

Net Capital:

Total stockholder's equity	$	2,484,493
Less:		
Prepaid expenses and other assets		9,495
		9,495
Net capital before haircuts		2,474,998
Less haircuts		-
Net capital		2,474,998
Minimum net capital required (greater of $5,000 or 6 2/3%		8,009
of aggregate indebtedness)		
Excess net capital	$	2,466,989
Aggregate indebtedness	$	120,130
Percentage of aggregate indebtedness to net capital		4.85%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017.

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.

CLEARSIGHT CAPITAL ADVISORS, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.



EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

January 22, 2018

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Clearsight Capital Advisors, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2017.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: Joel Kallett

Title: CEO

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Clearsight Capital Advisors, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Clearsight Capital Advisors, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Clearsight Capital Advisors, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Clearsight Capital Advisors, Inc. stated that Clearsight Capital Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Clearsight Capital Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Clearsight Capital Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 7, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC